Exhibit 99.1

VERIS GOLD CORP.

as the Corporation

and

COMPUTERSHARE TRUST COMPANY OF CANADA

as the Warrant Agent

WARRANT INDENTURE

Providing for the Issue of Warrants

Dated as of December 18, 2012

ARTICLE 1 INTERPRETATION		1
1.1	Definitions.	1
1.2	Gender and Number.	5
1.3	Headings, Etc.	5
1.4	Day not a Business Day.	6
1.5	Time of the Essence.	6
1.6	Monetary References.	6
1.7	Applicable Law.	6
1.8	Agent for Service.	6

ARTICLE 2 ISSUE OF WARRANTS		7
2.1	Creation and Issue of Warrants.	7
2.2	Terms of Warrants.	7
2.3	Warrantholder not a Shareholder.	7
2.4	Warrants to Rank Pari Passu.	8
2.5	Form of Warrants.	8
2.6	Book Entry Only Warrants.	8
2.7	Warrant Certificate.	10
2.8	Register of Warrants	12
2.9	Issue in Substitution for Warrant Certificates Lost, etc.	13
2.10	Exchange of Warrant Certificates.	13
2.11	Transfer and Ownership of Warrants.	14
2.12	Cancellation of Surrendered Warrants.	14

ARTICLE 3 EXERCISE OF WARRANTS		15
3.1	Right of Exercise.	15
3.2	Warrant Exercise.	15
3.3	Transfer Fees and Taxes.	17
3.4	Warrant Agency.	17
3.5	Effect of Exercise of Warrant Certificates.	18
3.6	Partial Exercise of Warrants; Fractions.	18
3.7	Expiration of Warrants.	19
3.8	Accounting and Recording.	19
3.9	Securities Restrictions.	19
3.10	Cashless Exercise or Redemption of Warrants by Person in the United States and U.S. Persons.	20

ARTICLE 4 ADJUSTMENT OF NUMBER OF COMMON SHARES AND EXERCISE PRICE		21
4.1	Adjustment of Number of Common Shares and Exercise Price.	21
4.2	Entitlement to Common Shares on Exercise of Warrant.	26
4.3	No Adjustment for Certain Transactions.	26
4.4	Proceedings Prior to any Action Requiring Adjustment.	26
4.5	Certificate of Adjustment.	27
4.6	Notice of Special Matters.	27
4.7	No Action after Notice.	27
4.8	Protection of Warrant Agent.	27
4.9	Other Adjustments.	28
4.10	Participation by Warrantholder.	28

(continued)

ARTICLE 5 RIGHTS OF THE CORPORATION AND COVENANTS		28
5.1	Optional Purchases by the Corporation.	28
5.2	General Covenants.	29
5.3	Warrant Agent’s Remuneration and Expenses.	30
5.4	Performance of Covenants by Warrant Agent.	30
5.5	Enforceability of Warrants.	31

ARTICLE 6 ENFORCEMENT		31
6.1	Suits by Registered Warrantholders.	31
6.2	Suits by the Corporation.	31
6.3	Immunity of Shareholders, etc.	31
6.4	Waiver of Default.	31

ARTICLE 7 RIGHTS OF REGISTERED WARRANTHOLDERS		32
7.1	Right to Convene Meetings.	32
7.2	Notice.	32
7.3	Chairman.	32
7.4	Quorum.	33
7.5	Power to Adjourn.	33
7.6	Show of Hands.	33
7.7	Poll and Voting.	33
7.8	Regulations.	34
7.9	Corporation and Warrant Agent May be Represented.	34
7.10	Powers Exercisable by Extraordinary Resolution.	34
7.11	Meaning of Extraordinary Resolution.	35
7.12	Powers Cumulative.	36
7.13	Minutes.	36
7.14	Instruments in Writing.	36
7.15	Binding Effect of Resolutions.	36
7.16	Holdings by Corporation Disregarded.	37

ARTICLE 8 SUPPLEMENTAL INDENTURES		37
8.1	Provision for Supplemental Indentures for Certain Purposes.	37
8.2	Successor Entities.	38

ARTICLE 9 CONCERNING THE WARRANT AGENT		38
9.1	Trust Indenture Legislation.	38
9.2	Rights and Duties of Warrant Agent.	38
9.3	Evidence, Experts and Advisers.	39
9.4	Documents, Monies, etc. Held by Warrant Agent.	40
9.5	Actions by Warrant Agent to Protect Interest.	40
9.6	Warrant Agent Not Required to Give Security.	41
9.7	Protection of Warrant Agent.	41
9.8	Replacement of Warrant Agent; Successor by Merger.	42
9.9	Conflict of Interest.	42

(continued)

9.10	Acceptance of Agency	43
9.11	Warrant Agent Not to be Appointed Receiver.	43
9.12	Warrant Agent Not Required to Give Notice of Default.	43
9.13	Anti-Money Laundering.	43
9.14	Compliance with Privacy Code.	44
9.15	Securities Exchange Commission Certification.	44

ARTICLE 10 GENERAL		45
10.1	Notice to the Corporation and the Warrant Agent.	45
10.2	Notice to Registered Warrantholders.	46
10.3	Ownership of Warrants.	46
10.4	Counterparts.	46
10.5	Satisfaction and Discharge of Indenture.	47
10.6	Provisions of Indenture and Warrants for the Sole Benefit of Parties and Registered Warrantholders.	47
10.7	Common Shares or Warrants Owned by the Corporation or its Subsidiaries - Certificate to be Provided.	47
10.8	Severability	48
10.9	Force Majeure	48
10.10	Assignment, Successors and Assigns	48
10.11	Rights of Rescission and Withdrawal for Holders.	48

WARRANT INDENTURE

THIS WARRANT INDENTURE is dated as of December 18, 2012.

BETWEEN:

VERIS GOLD CORP., a corporation incorporated under the laws of British Columbia (the “Corporation”),

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of British Columbia (the “Warrant Agent”)

WHEREAS the Corporation is proposing to issue up to 3,816,000 Warrants;

AND WHEREAS pursuant to this Indenture, each Warrant shall, subject to adjustment, entitle the holder thereof to acquire one Common Share upon payment of the Exercise Price upon the terms and conditions herein set forth;

AND WHEREAS all acts and deeds necessary have been done and performed to make the Warrants, when created and issued as provided in this Indenture, legal, valid and binding upon the Corporation with the benefits and subject to the terms of this Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Warrant Agent;

NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Corporation hereby appoints the Warrant Agent as warrant agent to hold the rights, interests and benefits contained herein for and on behalf of those persons who from time to time become the holders of Warrants issued pursuant to this Indenture and the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions.

In this Indenture, including the recitals and schedules hereto, and in all indentures supplemental hereto:

“Applicable Legislation” means any applicable statute of the United States and Canada or a province thereof, and the regulations under any such named or other statute, relating to warrant indentures or to the rights, duties and obligations of warrant agents under warrant indentures, to the extent that such provisions are at the time in force and applicable to this Indenture;

“Auditors” means a firm of chartered accountants duly appointed as auditors of the Corporation;

“Authenticated” means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Corporation and authenticated by manual signature of an authorized officer of the Warrant Agent, (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant as required by Section 2.7 are entered in the register of holders of Warrants, “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

“Book Entry Only Participants” means institutions that participate directly or indirectly in the Depository’s book entry registration system for the Warrants;

“Book Entry Only Warrants” means Warrants that are to be held only by or on behalf of the Depository;

“Business Day” means any day other than Saturday, Sunday or a statutory or civic holiday, or any other day on which the banks are open for business in the Province of British Columbia or Province of Ontario;

“Capital Reorganization” shall have the meaning ascribed thereto in subsection 4.1(1)(d);

“CDS Global Warrants” means Warrants representing all or a portion of the aggregate number of Warrants issued in the name of the Depository represented by an Uncertificated Warrant, or if requested by the Depository or the Corporation, by a Warrant Certificate;

“CDS Participant” means a participant organization that meets the eligibility criteria of CDS Clearing and Depository Services Inc.;

“Certificated Warrant” means a Warrant evidenced by a writing or writings substantially in the form of Schedule “A”, attached hereto;

“Common Share Reorganization” shall have the meaning ascribed thereto in subsection 4.1(1)(a);

“Common Shares” means, subject to Article 4, fully paid and non-assessable common shares of the Corporation as presently constituted;

“Confirmation” shall have the meaning ascribed thereto in subsection 3.2(2);

“convertible securities” shall have the meaning ascribed thereto in paragraph 4.1(1)(a)(iii);

“Counsel” means a barrister or solicitor or a firm of barristers and solicitors retained by the Warrant Agent or retained by the Corporation and acceptable to the Warrant Agent, which may or may not be counsel for the Corporation;

“Current Market Price” of the Common Shares at any date means the weighted average of the trading price per Common Share for such Common Shares for each day there was a closing price for the five consecutive Trading Days ending three days prior to such date on the Toronto Stock Exchange or if on such date the Common Shares are not listed on the Toronto Stock Exchange, on such stock exchange upon which such Common Shares are listed and as selected by the directors of the Corporation, acting reasonably, or, if such Common Shares are not listed on any stock exchange then on such over-the-counter market as may be selected for such purpose by the directors or, if not on any over-the-counter-market, as determined by the directors of the Corporation, acting reasonably;

“Depository” means CDS Clearing and Depository Services Inc. or such other Person as is designated in writing by the Corporation to act as depository in respect of the Warrants;

“Dividends” means any dividends paid by the Corporation;

“Effective Date” means the date of this Indenture;

“Exchange Rate” means the number of Common Shares subject to the right of purchase under each Warrant which at the Effective Date is equal to one;

“Exercise Date” means, in relation to Warrant, the Business Day on which such Warrant is validly exercised or deemed to be validly exercised in accordance with Article 3 hereof;

“Exercise Notice” has the meaning set forth in Section 3.2(1);

“Exercise Price” at any time means the price at which a whole Common Share may be purchased by the exercise of a whole Warrant, which is $2.35 per Common Share, payable in Canadian funds, subject to adjustment in accordance with the provisions of Article 4;

“Expiry Date” means December 18, 2016;

“Expiry Time” means 4:00 p.m. (Vancouver time) on the Expiry Date;

“Extraordinary Resolution” has the meaning set forth in Section 7.11;

“Issue Date” means the date of issuance of the Warrants by the Corporation;

“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent;

“Notice of Intent to Exercise Form” has the meaning set forth in Section 3.10(1);

“person” means an individual, body corporate, partnership, trust, warrant agent, executor, administrator, legal representative or any unincorporated organization;

“register” means the one set of records and accounts maintained by the Warrant Agent pursuant to Section 2.8:

“Registered Warrantholders” means the persons who are registered owners of Warrants as such names appear on the register, and for greater certainty, shall include the Depository as well as the holders of Certificated Warrants appearing on the register of the Warrant Agent;

“Registration Statement” means a registration statement under the U.S. Securities Act, including any amendments or supplements thereto, registering the Common Shares issuable upon the exercise of the Warrants;

“Rights Offering” shall have the meaning ascribed thereto in subsection 4.1(1)(b);

“Rights Period” shall have the meaning ascribed thereto in subsection 4.1(1)(b);

“SEC” means the United States Securities and Exchange Commission;

“Shareholders” means holders of Common Shares;

“Special Distribution” shall have the meaning ascribed thereto in subsection 4.1(1)(c);

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

“this Warrant Indenture”, “this Indenture”, “this Agreement”, “hereto” “herein”, “hereby”, “hereof” and similar expressions mean and refer to this indenture and any indenture, deed or instrument supplemental hereto; and the expressions “Article”, “Section”, “subsection” and “paragraph” followed by a number, letter or both mean and refer to the specified article, section, subsection or paragraph of this indenture;

“Trading Day” means, with respect to a stock exchange, a day on which such exchange is open for the transaction of business and with respect to the over-the-counter market means a day on which the Exchange is open for the transaction of business;

“Uncertificated Warrant” means any Warrant which is not a Certificated Warrant;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Person” means a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrants” means the Common Share purchase warrants created by and authorized by and issuable under this Indenture, to be issued and countersigned hereunder in certificated form and/or held through the book entry registration system on a no certificate issued basis, entitling the holder thereof to purchase one Common Share (subject to adjustment as herein provided) at the Exercise Price prior to the Expiry Time or means the warrants issued and Authenticated hereunder, whether by way of Warrant Certificate or Uncertificated Warrant;

“Warrant Agency” means the principal office of the Warrant Agent in the City of Vancouver or Toronto or such other place as may be designated in accordance with Section 3.4;

“Warrant Agent” means Computershare Trust Company of Canada, in its capacity as warrant agent of the Warrants, or its successors from time to time;

“Warrant Certificate” means a certificate, substantially in the form set forth in Schedule “A” hereto, to evidence those Warrants that will be evidenced by a certificate;

“Warrantholders”, or “holders” without reference to Warrants, means the warrantholders and, in respect of Warrants registered in the name of the Depository, includes owners of Warrants who beneficially hold securities entitlements in respect of the Warrants through a Book Entry Only Participant or means, at a particular time, the Persons entered in the register hereinafter mentioned as holders of Warrants outstanding at such time;

“Warrantholders’ Request” means an instrument signed in one or more counterparts by Registered Warrantholders representing in the aggregate not less than 50% of the aggregate number of all Warrants then unexercised and outstanding, requesting the Warrant Agent to take some action or proceeding specified therein; and

“written order of the Corporation”, “written request of the Corporation”, “written consent of the Corporation” and “certificate of the Corporation” mean, respectively, a written order, request, consent and certificate signed in the name of the Corporation by its Chief Executive Officer or Chief Financial Officer, or a person acting in any such capacity for the Corporation and may consist of one or more instruments so executed.

1.2	Gender and Number.

Words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa.

1.3	Headings, Etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Warrants.

1.4	Day not a Business Day.

If any day on or before which any action or notice is required to be taken or given hereunder is not a Business Day, then such action or notice shall be required to be taken or given on or before the requisite time on the next succeeding day that is a Business Day.

1.5	Time of the Essence.

Time shall be of the essence of this Indenture.

1.6	Monetary References.

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.7	Applicable Law.

This Indenture, the Warrants, the Warrant Certificates (including all documents relating thereto, which by common accord have been and will be drafted in English) shall be construed in accordance with the laws of the Province of British Columbia and the federal laws applicable therein. Each of the parties hereto, which shall include the Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia with respect to all matters arising out of this Indenture and the transactions contemplated herein.

1.8	Agent for Service.

By the execution and delivery of this Indenture, the Corporation (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Indenture or the Warrant Certificates, that is brought under federal and/or state securities laws and may be instituted in any U.S. federal or state court in the State of New York, and acknowledges that the Agent for Service has accepted such designation, (ii) submits to the jurisdiction of any New York state or U.S. federal court located in the Borough of Manhattan, the City of New York, New York, in any suit or proceeding arising out of or related to this Indenture that is brought under federal and/or state securities laws, and (iii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Corporation (mailed or delivered to CT Corporation System at 111 Eighth Avenue, New York NY 10011), shall be deemed in every respect effective service of process upon the Corporation in any such suit or proceeding. The Corporation further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Warrants shall be outstanding. To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

ARTICLE 2

ISSUE OF WARRANTS

2.1	Creation and Issue of Warrants.

A maximum of 3,816,000 Warrants are hereby created and authorized to be issued in accordance with the terms and conditions hereof. By written order of the Corporation, made from time to time on or after the Issue Date, the Warrant Agent shall deliver Warrant Certificates to Registered Warrantholders and record the name of the Registered Warrantholders on the Warrant register. Registration of interests in Warrants held by the Depository may be evidenced by a position appearing on the register for Warrants of the Warrant Agent for an amount representing the aggregate number of such Warrants outstanding from time to time.

2.2	Terms of Warrants.

(1)	Subject to the applicable conditions for exercise set out in Article 3 having been satisfied and subject to adjustment in accordance with Article 4, each Warrant shall entitle each Warrantholder thereof, upon exercise at any time after the Issue Date and prior to the Expiry Time, to acquire one Common Share upon payment of the Exercise Price.

(2)	No fractional Warrants shall be issued or otherwise provided for hereunder and Warrants may only be exercised in a sufficient number to acquire whole numbers of Common Shares.

(3)	Each Warrant shall entitle the holder thereof to such other rights and privileges as are set forth in this Indenture.

(4)	The number of Common Shares which may be purchased pursuant to the Warrants and the Exercise Price therefor shall be adjusted upon the events and in the manner specified in Article 4.

2.3	Warrantholder not a Shareholder.

Except as may be specifically provided herein, nothing in this Indenture or in the holding of a Warrant Certificate, entitlement to a Warrant or otherwise, shall, in itself, confer or be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of Shareholders or any other proceedings of the Corporation, or the right to Dividends and other allocations.

2.4	Warrants to Rank Pari Passu.

All Warrants shall rank equally and without preference over each other, whatever may be the actual date of issue thereof.

2.5	Form of Warrants.

The Warrants may be issued in both certificated and uncertificated form. All Warrants issued in certificated form shall be evidenced by the Warrant Certificates (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule “A” hereto, which shall be dated as of the Issue Date, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Warrantholders to be maintained by the Warrant Agent in accordance with Section 2.6.

2.6	Book Entry Only Warrants.

(1)	Reregistration of beneficial interests in and transfers of Warrants held by the Depository shall be made only through the book entry registration system and no Warrant Certificates shall be issued in respect of such Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by a Depository, as determined by the Corporation, from time to time. Except as provided in this Section 2.6, owners of beneficial interests in any CDS Global Warrants shall not be entitled to have Warrants registered in their names and shall not receive or be entitled to receive Warrants in definitive form or to have their names appear in the register referred to in Section 2.8 herein.

(2)	Notwithstanding any other provision in this Indenture, no CDS Global Warrants may be exchanged in whole or in part for Warrants registered, and no transfer of CDS Global Warrants in whole or in part may be registered, in the name of any Person other than the Depository for such CDS Global Warrants or a nominee thereof unless:

(a)	the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in connection with the Book Entry Only Warrants and the Corporation is unable to locate a qualified successor;

(b)	the Corporation determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Global Warrants and the Corporation is unable to locate a qualified successor;

(c)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor;

(d)	the Corporation determines that the Warrants shall no longer be held as Book Entry Only Warrants through the Depository; or

(e)	such right is required by Applicable Law, as determined by the Corporation and the Corporation’s Counsel;

following which Warrants for those holders requesting such shall be issued to the beneficial owners of such Warrants or their nominees as directed by the holder. The Corporation shall provide a certificate executed by an officer of the Corporation giving notice to the Warrant Agent of the occurrence of any event outlined in this Section 2.6(2).

(3)	Each CDS Global Warrant originally issued in Canada and held by the Depository, and each CDS Global Warrant issued in exchange therefor or in substitution thereof shall bear or be deemed to bear the following legend or such variations thereof as the Corporation may prescribe from time to time:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO VERIS GOLD CORP. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

(4)	Subject to the provisions of this Section 2.6, any exchange of CDS Global Warrants for Warrants which are not CDS Global Warrants may be made in whole or in part in accordance with the provisions of Section 2.10, mutatis mutandis. All such Warrants issued in exchange for a CDS Global Warrant or any portion thereof shall be registered in such names as the Depository for such CDS Global Warrants shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to CDS Global Warrants) as the CDS Global Warrants or portion thereof surrendered upon such exchange.

(5)	Every Warrant Authenticated upon registration of transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant or any portion thereof, whether pursuant to this Section 2.6, or otherwise, shall be Authenticated in the form of, and shall be, a CDS Global Warrant, unless such Warrant is registered in the name of a person other than the Depository for such CDS Global Warrant or a nominee thereof.

(6)	Notwithstanding anything to the contrary in this Indenture, subject to Applicable Law, the CDS Global Warrant will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depositary or the Corporation.

(7)	The rights of beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system shall be limited to those established by applicable law and agreements between the Depository and the Book Entry Only Participants and between such Book Entry Only Participants and the beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system, and such rights must be exercised through a Book Entry Only Participant in accordance with the rules and procedures of the Depository.

(8)	Notwithstanding anything herein to the contrary, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(a)	the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

(b)	maintaining, supervising or reviewing any records of the Depository or any Book Entry Only Participant relating to any such interest; or

(c)	any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Only Participant.

(9)	The Corporation may terminate the application of this Section 2.6 in its sole discretion in which case all Warrants shall be evidenced by Warrant Certificates registered in the name of a Person other than the Depository.

2.7	Warrant Certificate.

(1)	For Warrants issued in certificated form, the form of certificate representing Warrants shall be substantially as set out in Schedule “A” hereto or such other form as is authorized from time to time by the Warrant Agent. Each Warrant Certificate shall be Authenticated manually on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by an authorized officer of the Corporation whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Warrant Certificate which has the applicable signatures as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Warrant Agent may determine.

(2)	The Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer, partial payment, or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such Uncertificated Warrants are binding on the Corporation.

(3)	Any Warrant Certificate validly issued in accordance with the terms of this Indenture in effect at the time of issue of such Warrant Certificate shall, subject to the terms of this Indenture and applicable law, validly entitle the holder to acquire Common Shares, notwithstanding that the form of such Warrant Certificate may not be in the form currently required by this Indenture.

(4)	No Warrant shall be considered issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by the Warrant Agent. Authentication by the Warrant Agent shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Corporation that the Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

(5)	No Certificated Warrant shall be considered issued and Authenticated or, if Authenticated, shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by manual signature by or on behalf of the Warrant Agent substantially in the form of the Warrant set out in Schedule “A” hereto. Such Authentication on any such Certificated Warrant shall be conclusive evidence that such Certificated Warrant is duly Authenticated and is valid and a binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture. The Authentication by the Warrant Agent on any such Certificated Warrant hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrant or its issuance (except the due Authentication thereof and any other warranties by law) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or the proceeds thereof.

(6)	No Uncertificated Warrant shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Warrant. Such entry on the register of the particulars of an Uncertificated Warrant shall be conclusive evidence that such Uncertificated Warrant is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture. Authenticating by way of entry on the register shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Uncertificated Warrants or any of them or the proceeds thereof.

2.8	Register of Warrants

(1)	The Warrant Agent shall maintain records and accounts concerning the Warrants, whether certificated and uncertificated, which shall contain the information called for below with respect to each Warrant, together with such other information as may be required by law or as the Warrant Agent may elect to record. All such information shall be kept in one set of accounts and records which the Warrant Agent shall designate (in such manner as shall permit it to be so identified as such by an unaffiliated party) as the register of the holders of Warrants. The information to be entered for each account in the register of Warrants at any time shall include (without limitation):

(a)	the name and address of the Registered Warrantholders, the date of Authentication thereof and the number of Warrants;

(b)	whether such Warrant is a Certificated Warrant or an Uncertificated Warrant and, if a Warrant Certificate, the unique number or code assigned to and imprinted thereupon and, if an Uncertificated Warrant, the unique number or code assigned thereto if any;

(c)	whether such Warrant has been cancelled; and

(d)	a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.

The register shall be available for inspection by the Corporation and or any Warrantholder during the Warrant Agent’s regular business hours on a Business Day and upon payment to the Warrant Agent of its reasonable fees. Any Warrantholder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Corporation and the Warrant Agent stating the name and address of the Warrantholder and agreeing not to use the information therein except in connection with an effort to call a meeting of Warrantholders or to influence the voting of Warrantholders at any meeting of Warrantholders.

(2)	Once an Uncertificated Warrant has been Authenticated, the information set forth in the register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Warrant Agent from the holder as provided herein, except that the Warrant Agent may act unilaterally to make purely administrative changes internal to the Warrant Agent and changes to correct errors. Each person who becomes a holder of an Uncertificated Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Warrant Agent to make such error corrections and (ii) agreed to pay to the Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including without limitation reasonable legal fees of the Corporation and the Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Warrant Agent), sustained by the Corporation or the Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former holder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Corporation or to the Warrant Agent.

2.9	Issue in Substitution for Warrant Certificates Lost, etc.

(1)	If any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to applicable law, shall issue and thereupon the Warrant Agent shall certify and deliver, a new Warrant Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and the Warrants evidenced thereby shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrants issued or to be issued hereunder.

(2)	The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.9 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issuance thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent, in their sole discretion, and such applicant shall also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and the Warrant Agent, in their sole discretion, and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

2.10	Exchange of Warrant Certificates.

(1)	Any one or more Warrant Certificates representing any number of Warrants may, upon compliance with the reasonable requirements of the Warrant Agent (including compliance with applicable securities legislation), be exchanged for one or more other Warrant Certificates representing the same aggregate number of Warrants as represented by the Warrant Certificate or Warrant Certificates so exchanged.

(2)	Warrant Certificates may be exchanged only at the Warrant Agency or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificate tendered for exchange shall be cancelled and surrendered by the Warrant Agency to the Warrant Agent.

2.11	Transfer and Ownership of Warrants.

(1)	The Warrants may only be transferred on the register kept by the Warrant Agent at the Warrant Agency by the holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent only upon (a) in the case of a Warrant Certificate, surrendering to the Warrant Agent at the Warrant Agency the Warrant Certificates representing the Warrants to be transferred together with a duly executed transfer form as set forth in Schedule “A”, (b) in the case of Book Entry Only Warrants, in accordance with procedures prescribed by the Depository under the book entry registration system, and (c) upon compliance with:

(i)	the conditions herein;

(ii)	such reasonable requirements as the Warrant Agent may prescribe; and

(iii)	all applicable securities legislation and requirements of regulatory authorities;

and such transfer shall be duly noted in such register by the Warrant Agent. Upon compliance with such requirements, the Warrant Agent shall issue to the transferee of a Certificated Warrant, a Warrant Certificate, and to the transferee of an Uncertificated Warrant, an Uncertificated Warrant (or it shall Authenticate and deliver a Certificated Warrant instead, upon request), representing the Warrants transferred and the transferee of a Book Entry Only Warrant shall be recorded through the relevant Book Entry Only Participant in accordance with the book entry registration system as the entitlement holder in respect of such Warrants.

(2)	Subject to the provisions of this Indenture and applicable law, the Warrantholder shall be entitled to the rights and privileges attaching to the Warrants, and the issue of Common Shares by the Corporation upon the exercise of Warrants in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Corporation and the Warrant Agent with respect to such Warrants and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder.

2.12	Cancellation of Surrendered Warrants.

All Warrant Certificates surrendered pursuant to Article 3 shall be cancelled by the Warrant Agent and upon such circumstances all such Uncertificated Warrants shall be deemed cancelled and so noted on the register by the Warrant Agent. Upon request by the Corporation, the Warrant Agent shall furnish to the Corporation a cancellation certificate identifying the Warrant Certificates so cancelled, the number of Warrants evidenced thereby, the number of Common Shares, if any, issued pursuant to such Warrants and the details of any Warrant Certificates issued in substitution or exchange for such Warrant Certificates cancelled.

ARTICLE 3

EXERCISE OF WARRANTS

3.1	Right of Exercise.

Subject to the provisions hereof, each Registered Warrantholder may exercise the right conferred on such holder to subscribe for and purchase one Common Share for each Warrant after the Issue Date and prior to the Expiry Time and in accordance with the conditions herein.

3.2	Warrant Exercise.

(1)	Registered Warrantholders who wish to exercise the Warrants held by them in order to acquire Common Shares must complete the exercise form (the “Exercise Notice”) which form is attached hereto as Schedule “A” which may be amended by the Corporation with the consent of the Warrant Agent, if such amendment does not, in the reasonable opinion of the Corporation and the Warrant Agent, materially and adversely affect the rights, entitlements and interests of the Warrantholders, and deliver such certificate(s), the executed Exercise Notice and a certified cheque, bank draft or money order payable to or to the order of the Corporation for the Exercise Price to the Warrant Agent at the Warrant Agency. The Warrants represented by a Warrant Certificate shall be deemed to be surrendered upon personal delivery of such certificate, Exercise Notice and Exercise Price or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to above.

(2)	A beneficial holder of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book entry registration system who desires to exercise his or her Warrants must do so by causing a Book Entry Only Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner’s intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the aggregate Exercise Price, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (a “Confirmation”) in a manner acceptable to the Warrant Agent, including by electronic means through the book entry registration system. A Beneficial Owner of Warrants issued in uncertificated form who desires to exercise his or her Warrants must do so by causing a CDS Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner’s intention to exercise Warrants in a manner acceptable to the depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the aggregate Exercise Price, the Depository shall deliver a Confirmation to the Warrant Agent of its intention to exercise Warrants in a manner acceptable to the Warrant Agent, including by electronic means through a book based registration system, including CDSX. The Corporation represents and warrants that the Common Shares issued and delivered upon the exercise of the Warrants shall bear no legend restricting transfer within Canada or United States as the Common Shares have been registered under the U.S. Securities Act and applicable securities laws.

(3)	Payment representing the Exercise Price must be provided to the appropriate office of the Book Entry Only Participant in a manner acceptable to it. A notice in form acceptable to the Book Entry Only Participant (together with a written confirmation substantially the same as that set forth in Section 3.2(2)) and payment from such beneficial holder should be provided to the Book Entry Only Participant sufficiently in advance so as to permit the Book Entry Only Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver notice and payment to the Warrant Agent prior to the Expiry Time. The Depository will initiate the exercise by way of the Confirmation and forward the Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to the Depository through the book entry registration system the Common Shares to which the exercising Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Book Entry Only Participant exercising the Warrants on its behalf.

(4)	By causing a Book Entry Only Participant to deliver notice to the Depository, a Warrantholder shall be deemed to have irrevocably surrendered his or her Warrants so exercised and appointed such Book Entry Only Participant to act as his or her exclusive settlement agent with respect to the exercise and the receipt of Common Shares in connection with the obligations arising from such exercise.

(5)	Any notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book Entry Only Participant to exercise or to give effect to the settlement thereof in accordance with the Warrantholder’s instructions will not give rise to any obligations or liability on the part of the Corporation or Warrant Agent to the Book Entry Only Participant or the Warrantholder.

(6)	Notwithstanding any provision to the contrary contained in this Indenture, no person in the United States or U.S. Person or person holding a Warrant for the account or benefit of a person in the United States or a U.S. Person shall exercise any Warrant pursuant to this Section 3.2 at any time when no Registration Statement is effective, unless an exemption from the registration requirements of the U.S. Securities Act is available and such holder provides evidence of the availability of such exemption satisfactory to the Corporation and the Warrant Agent; provided that at any such time, any person in the United States or U.S. Person or person holding a Warrant for the account or benefit of a person in the United States or a U.S. Person shall be entitled to the rights and benefits set forth in Section 3.10 hereof. If no Registration Statement is effective at any time when a Warrant is exercised, as a condition to the exercise of any Warrant the Corporation may require that the holder of such Warrant provide such evidence as the Corporation shall reasonably request that such person is not, and is not acting for the account or benefit of a person in the United States or a U.S. Person, or that an exemption from the registration requirements of the U.S. Securities Act is available for the exercise of the Warrant and the issuance of the underlying Common Shares.

(7)	The Exercise Notice referred to in this Section 3.2 shall be signed by the Registered Warrantholder, or its executors or administrators or other legal representatives or an attorney of the Registered Warrantholder, duly appointed by an instrument in writing satisfactory to the Warrant Agent but such Exercise Notice need not be executed by the Depository.

(8)	Any exercise referred to in this Section 3.2 shall require that the entire Exercise Price for Common Shares subscribed must be paid at the time of subscription and such Exercise Price and original Exercise Notice executed by the Registered Warrantholder or the Confirmation from the Depository must be received by the Warrant Agent prior to the Expiry Time.

(9)	Notwithstanding the foregoing in this Section 3.2, Warrants may only be exercised pursuant to this Section 3.2 by or on behalf of a Registered Warrantholder, except the Depository or Warrantholder, as applicable, who makes one of the certifications set forth on the Exercise Notice set out in Schedule “A”.

(10)	If the form of Exercise Notice set forth in the Warrant Certificate shall have been amended, the Corporation shall cause the amended Exercise Notice to be forwarded to all Registered Warrantholders.

(11)	Exercise Notices and Confirmations must be delivered to the Warrant Agent at any time during the Warrant Agent’s actual business hours on any Business Day prior to the Expiry Time. Any Exercise Notice or Confirmations received by the Warrant Agent after business hours on any Business Day other than the Expiry Date will be deemed to have been received by the Warrant Agent on the next following Business Day.

(12)	Any Warrant with respect to which an Exercise Notice or Confirmation is not received by the Warrant Agent before the Expiry Time on the Expiry Date shall be deemed to have expired and become void and all rights with respect to such Warrants shall terminate and be cancelled.

3.3	Transfer Fees and Taxes.

If any of the Common Shares subscribed for are to be issued to a person or persons other than the Registered Warrantholder, the Registered Warrantholder shall execute the form of transfer and will comply with such reasonable requirements as the Warrant Agent may stipulate and will pay to the Corporation or the Warrant Agent on behalf of the Corporation, all applicable transfer or similar taxes and the Corporation will not be required to issue or deliver certificates evidencing Common Shares unless or until such Warrantholder shall have paid to the Corporation or the Warrant Agent on behalf of the Corporation, the amount of such tax or shall have established to the satisfaction of the Corporation and the Warrant Agent that such tax has been paid or that no tax is due.

3.4	Warrant Agency.

To facilitate the exchange, transfer or exercise of Warrants and compliance with such other terms and conditions hereof as may be required, the Corporation has appointed the Warrant Agency, as the agency at which Warrants may be surrendered for exchange or transfer or at which Warrants may be exercised and the Warrant Agent has accepted such appointment. The Corporation may from time to time designate alternate or additional places as the Warrant Agency (subject to the Warrant Agent’s prior approval) and will give notice to the Warrant Agent of any proposed change of the Warrant Agency. Branch registers shall also be kept at such other place or places, if any, as the Corporation, with the approval of the Warrant Agent, may designate. The Warrant Agent will from time to time when requested to do so by the Corporation or any Registered Warrantholder, furnish a list of the names and addresses of Registered Warrantholders showing the number of Warrants held by each such Registered Warrantholder.

3.5	Effect of Exercise of Warrant Certificates.

(1)	Upon the exercise of Warrants pursuant to and in compliance with Section 3.2 and subject to Section 3.3, the Common Shares to be issued pursuant to the Warrants exercised shall be deemed to have been issued and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of such Common Shares on the Exercise Date, unless the transfer registers of the Corporation shall be closed on such date, in which case the Common Shares subscribed for shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Common Shares, on the date on which such transfer registers are reopened. It is hereby understood that in order for holders to be holders of Common Shares on record on an Exercise Date, beneficial holders must commence the exercise process sufficiently in advance so that the Warrant Agent is in receipt of all items of exercise prior to close of business on such Exercise Date.

(2)	Within five Business Days after the Exercise Date with respect to a Warrant, the Warrant Agent shall cause to be delivered or mailed to the person or persons in whose name or names the Warrant is registered or, if so specified in writing by the holder, cause to be delivered to such person or persons at the Warrant Agency where the Warrant Certificate was surrendered, a certificate or certificates for the appropriate number of Common Shares subscribed for, or any other appropriate evidence of the issuance of Common Shares to such person or persons in respect of Common Shares issued under the book entry registration system. In addition, if it is required by law, the Corporation shall cause to be delivered to any person in the United States or U.S. Person or person acting for the account or benefit of a person in the United States or a U.S. Person in whose name the Common Shares issuable upon exercise of the Warrants are to be issued a prospectus that complies with the U.S. Securities Act.

3.6	Partial Exercise of Warrants; Fractions.

(1)	The holder of any Warrants may exercise his right to acquire a number of whole Common Shares less than the aggregate number which the holder is entitled to acquire. In the event of any exercise of a number of Warrants less than the number which the holder is entitled to exercise, the holder of Warrants upon such exercise shall, in addition, be entitled to receive, without charge therefor, a new Warrant Certificate(s) or other appropriate evidence of Warrants, in respect of the balance of the Warrants held by such holder and which were not then exercised.

(2)	Notwithstanding anything herein contained including any adjustment provided for in Article 4, the Corporation shall not be required, upon the exercise of any Warrants, to issue fractions of Common Shares. Warrants may only be exercised in a sufficient number to acquire whole numbers of Common Shares.

3.7	Expiration of Warrants.

Immediately after the Expiry Time, all rights under any Warrant in respect of which the right of acquisition provided for herein shall not have been exercised shall cease and terminate and each Warrant shall be void and of no further force or effect.

3.8	Accounting and Recording.

(1)	The Warrant Agent shall promptly account to the Corporation with respect to Warrants exercised. Any securities or other instruments, from time to time received by the Warrant Agent shall be received in trust for, and shall be segregated and kept apart by the Warrant Agent, the Warrantholders and the Corporation as their interests may appear.

(2)	The Warrant Agent shall record the particulars of Warrants exercised, which particulars shall include the names and addresses of the persons who become holders of Common Shares on exercise and the Exercise Date, in respect thereof. The Warrant Agent shall provide such particulars in writing to the Corporation within five Business Days of any request by the Corporation therefore.

3.9	Securities Restrictions.

Notwithstanding any provision to the contrary contained in this Indenture, in relation to the issuance of Common Shares outside of Canada or the United States, no Common Shares will be issued pursuant to the exercise of any Warrant if the issuance of such securities would constitute a violation of the securities laws of any such jurisdiction, and, without limiting the generality of the foregoing, the Corporation will legend the certificates representing the Common Shares if, in the opinion of counsel to the Corporation such legend is necessary in order to avoid a violation of any securities laws of any such jurisdiction or to comply with the requirements of any stock exchange on which the Common Shares are listed, provided that if, at any time, in the opinion of outside counsel to the Corporation, acting reasonably, such legends are no longer necessary in order to avoid a violation of any such laws, or the holder of any such legended certificate, at his expense, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel of recognized standing satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such securities in a transaction in which such legends are not required, such legended certificates may thereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legends. For greater certainty, should no Registration Statement be effective, the Corporation shall permit, at the Corporation’s sole discretion, the cashless exercise or redemption of Warrants held by, or for the account or benefit of, persons in the United States or U.S. Persons as set forth in Section 3.10 and shall not be permitted to issue legended Common Shares in lieu thereof.

3.10	Cashless Exercise or Redemption of Warrants by Person in the United States and U.S. Persons.

(1)	If the Registration Statement ceases to be effective, prior to the Expiry Time and for so long as the Registration Statement is not effective, any holder of any Warrant that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person may provide the Corporation and the Warrant Agent with a notice of intent to exercise such Warrant by surrendering the certificate representing such Warrant at any time during such period to the Warrant Agent at the Warrant Agency, with a duly completed and executed Exercise Notice and a notice of intent to exercise form in substantially the form attached hereto (“Notice of Intent to Exercise Form”), upon which the holder shall indicate that he or she is exercising his or her right to exercise the Warrants. Upon receipt of the Exercise Notice and Notice of Intent to Exercise Form, the Warrant Agent at the Warrant Agency shall inform the Corporation of the Warrantholder’s intent to exercise. Within three business days of notice from the Warrant Agent at the Warrant Agency of the provision of a Notice of Intent to Exercise Form, the Corporation shall (i) elect, at its sole discretion, to either (a) redeem the Warrants or (b) permit the cashless exercise of the Warrants, each as provided in this section, and (ii) deliver an officer’s certificate to the Warrant Agent of such election (the “Officer’s Certificate”), which election shall be irrevocable. As a condition of such cashless exercise or redemption, the Corporation may require that the holder of such Warrant provide such evidence that it is, or is acting for the account or benefit of, a person in the United States or a U.S. Person as the Corporation shall reasonably request, provided that if the Corporation, acting reasonably, is not satisfied in such circumstance that such Warrantholder is, or is acting for the account or benefit of, a person in the United States or a U.S. Person, such Warrantholder shall be notified forthwith by the Warrant Agent that such Warrantholder is entitled to exercise his or her Warrant, in whole or in part, in accordance with Section 3.2. If the holder exercises the right provided for in this Section 3.10(1) in respect of a lesser number of Warrants than the aggregate number of Warrants represented by the Warrant Certificate surrendered, the Warrantholder shall be entitled to receive a further Warrant Certificate in respect of the Warrants represented by the Warrant Certificates that have not been part of a cashless exercise or redeemed. The Corporation’s right to issue Common Shares upon the exercise of Warrants pursuant to this Section 3.10 shall be subject to the requirement that any such Common Shares not be subject to any restrictions on transfer in the United States or Canada.

(2)	Forthwith following the election of the Corporation to permit the exercise by a Warrantholder of the cashless exercise or to redeem the Warrants in accordance with Section 3.10(1), the Warrant Agent shall deliver to the Corporation a notice setting out the particulars of the Warrants to be exercised or redeemed and the name and address of the Warrantholder (“Final Exercise Notice”).

(3)	Within three Business Days of receipt of the Final Exercise Notice referred to in 3.10(2), the Corporation shall deliver an Officer’s Certificate to the Warrant Agent setting out the details of the Corporation’s decision whether to either (i) redeem the Warrants or (ii) permit the cashless exercise of the Warrants, each as provided in this section and the Corporation shall cause either (a) in the case of a redemption, a cheque in the amount of money determined by multiplying the number of Common Shares that would have been issued if the Warrants to be redeemed were exercised on the Determination Date (as defined below) by the excess (if any) of the Current Market Price per Common Share on the Determination Date over the Exercise Price or (b) in the case of a cashless exercise, a certificate representing the number of Common Shares equal to the quotient obtained by dividing (A) (i) the Current Market Price per Common Share on the Determination Date minus the Exercise Price; (ii) multiplied by the number of Common Shares which would, but for such cashless exercise, have been issuable (“Total Share Number”) by (B) the Current Market Price of the Common Shares on the Determination Date, to be mailed to such Warrantholder at the address specified in such Notice of Intent to Exercise Form, or, if so specified in such Notice of Intent to Exercise Form, to be made available for pick-up by such Warrantholder at the Warrant Agency.

(4)	“Determination Date” means, with respect to any Warrants subject to the provisions of Section 5.2(g) hereof, the date the Warrant Certificate together with a duly completed and executed Notice of Intent to Exercise Form is surrendered to the Warrant Agent. A Warrant Certificate with the duly completed and executed Notice of Intent to Exercise Form shall be deemed to be surrendered upon personal delivery thereof, or if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the Warrant Agency.

ARTICLE 4

ADJUSTMENT OF NUMBER OF COMMON SHARES AND EXERCISE PRICE

4.1	Adjustment of Number of Common Shares and Exercise Price.

(1)	The rights to acquire Common Shares hereunder are subject to adjustment from time to time as follows:

(a)	if and whenever at any time from the date hereof and prior to the Expiry Time, the Corporation:

(i)	subdivides its outstanding Common Shares into a greater number of shares;

(ii)	consolidates its outstanding Common Shares into a smaller number of shares; or

(iii)	issues Common Shares or securities exchangeable for or convertible into Common Shares (collectively, “convertible securities”) to the holders of all or substantially all of the outstanding Common Shares by way of a stock distribution, stock dividend or otherwise, any of such events in these clauses (i), (ii) and (iii) being called a “Common Share Reorganization”, the Exchange Rate shall be adjusted immediately after the effective date of the subdivision or consolidation or on the record date for the issue of Common Shares or convertible securities by way of stock distribution, stock dividend or otherwise, by multiplying the Exchange Rate by the fraction of which:

(A)	the numerator is the total number of Common Shares outstanding immediately after such effective or record date, or, in the case of the issuance of convertible securities, the total number of Common Shares outstanding immediately after such date plus the total number of Common Shares issuable upon conversion or exchange of such convertible securities; and

(B)	the denominator is the total number of Common Shares outstanding immediately prior to the applicable effective or record date;

and the Exercise Price shall be adjusted at the same time by multiplying the Exercise Price in effect at the time of such event by the inverse of the aforesaid fraction. The Corporation shall make such adjustment successively whenever any event referred to in this Subsection 4.1(1)(a) occurs and any such issue of Common Shares or convertible securities by way of a stock dividend is deemed to have occurred on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under this Subsection 4.1(1)(a). Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. To the extent that any convertible securities are not converted into or exchanged for Common Shares, the Exchange Rate shall be readjusted to the number of Common Shares that is then obtainable based upon the number of Common Shares actually issued on conversion or exchange of such convertible securities;

(b)	if and whenever at any time from the date hereof and prior to the Expiry Time the Corporation shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (“Rights Period”), to subscribe for or acquire Common Shares (or securities convertible or exchangeable into Common Shares) at a price per share (or having a conversion or exchange price per Common Share) to the holder of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a “Rights Offering”), then the Exercise Price shall be adjusted effective immediately after the end of the Rights Period to a number determined by multiplying the Exercise Price in effect on such record date by a fraction:

(i)	the numerator of which shall be the number of Common Shares outstanding as of the record date for the Rights Offering plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by the Current Market Price, and

(ii)	the denominator of which shall be the number of Common Shares outstanding as of the record date for the Rights Offering plus the total number of additional Common Shares offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. To the extent that any rights, options or warrants so distributed are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price that would then be in effect if such record date had not been fixed or, if any rights or warrants are exercised, to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible or exchangeable into Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

(c)	if and whenever at any time from the date hereof and prior to the Expiry Time the Corporation shall issue or distribute to all or to substantially all the holders of the Common Shares:

(i)	securities of the Corporation of any class other than Common Shares or convertible securities, or rights, options or warrants other than rights, options or warrants exercisable within 45 days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Current Market Price at the record date for such distribution,

(ii)	evidences of indebtedness of the Corporation, or

(iii)	any property or other assets (excluding cash dividends),

and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(i)	the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date, less the excess, if any, of the fair market value on such record date, as determined by the Corporation (whose determination shall be conclusive, subject to TSX approval), of such securities or other assets so issued or distributed over the fair market value of any consideration received therefor by the Corporation from the holders of the Common Shares; and

(ii)	the denominator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date;

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets is not so made or any rights, options or warrants so distributed are not exercised, the Exercise Price shall be readjusted to the Exercise Price that would then be in effect based upon the shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or convertible securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

(d)	if and whenever at any time from the date hereof and prior to the Expiry Time, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in Subsection 4.1(1)(a) or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety (any such event being herein called a “Capital Reorganization”), the holder is entitled to receive upon exercise in accordance with the terms and conditions hereof and shall accept, in lieu of the Exchange Rate to which it was previously entitled, the kind and number of Common Shares or other securities or property that the holder would have been entitled to receive on such Capital Reorganization, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Common Shares obtainable upon the exercise of Warrants then held, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 4.1;

(2)	The following rules and procedures shall be applicable to adjustments made pursuant to Section 4.1:

(a)	where Section 4.1 requires that an adjustment becomes effective immediately after a record date or effective date, as the case may be for an event referred to herein, the Corporation may defer, until the occurrence of that event, issuing to the holder exercising its acquisition rights after the record date or effective date, as the case may be and before the occurrence of that event the adjusted number of Common Shares, other securities or property issuable upon the exercise of the Warrants by reason of the adjustment required by that event. If the Corporation relies on this Subsection 4.1(2)(a) to defer issuing an adjusted number of Common Shares, other securities or property to the holder, the holder has the right to receive any distributions made on the adjusted number of Common Shares, other securities or property declared in favour of shareholders of record on and after the Exercise Date or such later date as the holder would, but for the provisions of this Subsection 4.1(2)(a), have become the holder of record of the adjusted number of Common Shares, other securities or property pursuant to Section 4.1;

(b)	the adjustments provided for in Section 4.1 are cumulative and, subject to Subsection 4.1(2)(c), shall apply (without duplication) to successive issues, subdivisions, combinations, consolidations, distributions and any other events that require adjustment under Section 4. After any adjustment pursuant to Section 4, the term “Common Share” where used in the Warrant Certificate is interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to Section 4.1, the holder is entitled to receive upon the exercise of its Warrant, and the number of Common Shares obtainable in any exercise made pursuant to a Warrant is interpreted to mean the number of Common Shares the holder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to Section 4.1, upon the full exercise of a Warrant;

(c)	no adjustment in number of Common Shares or other securities issuable on the exercise of the Warrants shall be required unless the adjustment would result in a change of at least 1% in the number of Common Shares or other securities then issuable on the exercise of the Warrants, provided, however, that any adjustments that, except for the provisions of this Subsection would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment;

(d)	all shares of any class which the holder is at the time in question entitled to receive on the exercise of a Warrant, whether or not as a result of adjustments made pursuant to Section 4.1 are, for the purposes of the interpretation of the Warrant Certificate, deemed to be securities which the holder is entitled to acquire pursuant to the exercise of a Warrant;

(e)	in the event of a question arising with respect to the adjustments provided for in Section 4.1, that question shall be conclusively determined by the Auditors who shall have access to all necessary records of the Corporation, and a determination by the Auditors shall be binding upon the Corporation, the holder and all other persons interested therein;

(f)	if the Corporation shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or exercise rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or exercise rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or exercise rights, then no adjustment in the number of Common Shares obtainable upon exercise of any Warrant shall be required by reason of the setting of such record date;

(g)	no adjustment in the number of Common Shares obtainable upon exercise of Warrants shall be made in respect of the issue of Common Shares pursuant to:

(i)	the exercise of the Warrants in accordance with the terms of this Indenture; or

(ii)	the issuance of Common Shares pursuant to the exercise of options granted pursuant to the Corporation’s stock option plans or pursuant to the exercise of rights under currently outstanding warrants or convertible debentures to acquire Common Shares;

and any such issue shall be deemed not to be a Common Share Reorganization, a Rights Offering or a Special Distribution; and

in the absence of a resolution of the directors fixing a record date for a Special Distribution or Rights Offering, the Corporation shall be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.

4.2	Entitlement to Common Shares on Exercise of Warrant.

All Common Shares or shares of any class or other securities, which a Registered Warrantholder is at the time in question entitled to receive on the exercise of its Warrant, whether or not as a result of adjustments made pursuant to this Article 4, shall, for the purposes of the interpretation of this Indenture, be deemed to be Common Shares which such Registered Warrantholder is entitled to acquire pursuant to such Warrant.

4.3	No Adjustment for Certain Transactions.

Notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares is being made pursuant to this Indenture or in connection with (a) any share incentive plan or restricted share plan or share purchase plan in force from time to time for directors, officers, employees, consultants or other service providers of the Corporation; or (b) the satisfaction of existing instruments issued at the date hereof.

4.4	Proceedings Prior to any Action Requiring Adjustment.

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Corporation shall take any action which may, in the opinion of Counsel, be necessary in order that the Corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Common Shares which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

4.5	Certificate of Adjustment.

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Article 4, deliver a certificate of the Corporation to the Warrant Agent specifying the nature of the event requiring the adjustment or readjustment and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Corporation’s Auditors verifying such calculation. The Warrant Agent shall rely, and shall be protected in so doing, upon the certificate of the Corporation or of the Corporation’s Auditor and any other document filed by the Corporation pursuant to this Article 4 for all purposes.

4.6	Notice of Special Matters.

The Corporation covenants with the Warrant Agent that, so long as any Warrant remains outstanding, it will give notice to the Warrant Agent and to the Registered Warrantholders of its intention to fix a record date that is prior to the Expiry Date for any matter for which an adjustment may be required pursuant to Section 4.1. Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 14 days prior to such applicable record date. If notice has been given and the adjustment is not then determinable, the Corporation shall promptly, after the adjustment is determinable, file with the Warrant Agent a computation of the adjustment and give notice to the Registered Warrantholders of such adjustment computation.

4.7	No Action after Notice.

The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the Registered Warrantholder of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the certificate or notices set forth in Section 4.5 and Section 4.6.

4.8	Protection of Warrant Agent.

The Warrant Agent shall not:

(a)	at any time be under any duty or responsibility to any Registered Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making said adjustment;

(b)	be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c)	be responsible for any failure of the Corporation to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article; and

(d)	incur any liability or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation.

4.9	Other Adjustments.

If the Corporation after the date hereof shall take any action affecting the Common Shares, other than an action described in this Article 4 which, in the opinion of the directors, would have a material adverse affect on the rights of Registered Warrantholders, the Exercise Price and/or the Exchange Rate, there shall be an adjustment in such manner, if any, and at such time, by action of the directors, acting reasonably, in their sole discretion as they may determine to be equitable to the Registered Warrantholders in such circumstances, provided that no such adjustment will be made unless prior approval of any stock exchange on which the Common Shares are listed for trading has been obtained.

4.10	Participation by Warrantholder.

No adjustments shall be made pursuant to this Article 4 if the Registered Warrantholders are entitled to participate in any event described in this Article 4 on the same terms, mutatis mutandis, as if the Registered Warrantholders had exercised their Warrants prior to, or on the effective date or record date of, such event.

ARTICLE 5

RIGHTS OF THE CORPORATION AND COVENANTS

5.1	Optional Purchases by the Corporation.

Subject to compliance with applicable securities legislation and approval of applicable regulatory authorities, the Corporation may from time to time purchase by private contract or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons and on such other terms as the Corporation, in its sole discretion, may determine. In the case of Certificated Warrants, Warrant Certificates representing the Warrants purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Warrant Agent. In the case of Uncertificated Warrants, the Warrants purchased pursuant to this Section 5.1 shall be reflected accordingly in accordance with procedures prescribed by the Depository under the book entry registration system. No Warrants shall be issued in replacement thereof.

5.2	General Covenants.

The Corporation covenants with the Warrant Agent that so long as any Warrants remain outstanding:

(a)	it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;

(b)	it will cause the Common Shares from time to time acquired pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(c)	all Common Shares which shall be issued upon exercise of the right to acquire provided for herein shall be fully paid and non-assessable;

(d)	it will use reasonable commercial efforts to maintain its existence and carry on its business in the ordinary course, provided that this clause shall not be construed as limiting or restricting the Corporation to agree to a consolidation, amalgamation, arrangement, takeover bid or merger even if the transaction would alter the Corporation’s existence or business in the ordinary course;

(e)	for a period of two years from the date hereof, it will use reasonable commercial efforts to ensure that all Common Shares outstanding or issuable from time to time (including without limitation the Common Shares issuable on the exercise of the Warrants) continue to be or are listed and posted for trading on the Toronto Stock Exchange (or such other Canadian stock exchange acceptable to the Corporation), provided that this clause shall not be construed as limiting or restricting the Corporation to agree to a consolidation, amalgamation, arrangement, takeover bid or merger even if the consideration being offered is not securities that are so listed and posted for trading;

(f)	it will make all requisite filings under applicable Canadian and U.S. securities legislation including those necessary to remain a reporting issuer not in default in each of the provinces and other jurisdictions where it is or becomes a reporting issuer and under the federal securities laws of the United States;

(g)	if at any time no Registration Statement is effective, it will give notice to the Warrant Agent forthwith and will give notice, in accordance with the provisions set out in Article 10, together with a form of Notice of Intent to Exercise for the cashless exercise or redemption right set out in Section 3.10 to each Warrantholder having an address in the United States shown on the register of holders of Warrants kept by the Warrant Agent pursuant to this Indenture of such fact as soon as reasonably practicable, but in any event such notice must be sent within two Business Days, after learning that no Registration Statement is effective. Such notice must be sent by fax if possible to any securities depositary that is a registered holder; provided that until the date that is two Business Days after the date the form of Notice of Intent to Exercise is provided to the holders of Warrants, the Determination Date for any Warrant will be any date specified by the holder during the period starting as of when no Registration Statement is effective and ending as of the provision of the form;

(h)	it will use commercially reasonable efforts to maintain the Registration Statement continuously effective under the U.S. Securities Act until the Expiry Date or exercise of all Warrants;

(i)	if, in the opinion of Counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from any securities administrator, regulatory agency or governmental authority in Canada or the United States or any other step is required under any federal or provincial law of Canada or any federal or state law of the United States before the Common Shares may be issued or delivered to a Warrantholder, the Corporation will use its reasonable best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as are required;

(j)	it will give the Warrant Agent notice of any default under this Indenture; and

(k)	generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Indenture.

5.3	Warrant Agent’s Remuneration and Expenses.

The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of its duties hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section shall survive the resignation of the Warrant Agent and/or the termination of this Indenture.

5.4	Performance of Covenants by Warrant Agent.

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Registered Warrantholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it but, subject to Section 9.2, shall be under no obligation to perform said covenants or to notify the Registered Warrantholders of such performance by it. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 5.3. No such performance, expenditure or advance by the Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

5.5	Enforceability of Warrants.

The Corporation covenants and agrees that it is duly authorized to create and issue the Warrants to be issued hereunder and that the Warrants, when issued and Authenticated as herein provided, will be valid and enforceable against the Corporation in accordance with the provisions hereof and the terms hereof and that, subject to the provisions of this Indenture, the Corporation will cause the Common Shares from time to time acquired upon exercise of Warrants issued under this Indenture to be duly issued and delivered in accordance with the terms of this Indenture.

ARTICLE 6

ENFORCEMENT

6.1	Suits by Registered Warrantholders.

All or any of the rights conferred upon any Registered Warrantholder by any of the terms of this Indenture may be enforced by the Registered Warrantholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Registered Warrantholders.

6.2	Suits by the Corporation.

The Corporation shall have the right to enforce full payment of the Exercise Price of all Common Shares issued by the Warrant Agent to a Registered Warrantholder hereunder and shall be entitled to demand such payment from the Registered Warrantholder or alternatively to instruct the Warrant Agent to cancel the share certificates and amend the securities register accordingly.

6.3	Immunity of Shareholders, etc.

The Warrant Agent and the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, trustee, employee or agent of the Corporation or any successor Corporation on any covenant, agreement, representation or warranty by the Corporation herein.

6.4	Waiver of Default.

Upon the happening of any default hereunder:

(a)	the Registered Warrantholders of not less than 51% of the Warrants then outstanding shall have power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b)	the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, on the advice of Counsel, if, in the Warrant Agent’s opinion, based on the advice of Counsel, the same shall have been cured or adequate provision made therefore;

provided that no delay or omission of the Warrant Agent or of the Registered Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Registered Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE 7

RIGHTS OF REGISTERED WARRANTHOLDERS

7.1	Right to Convene Meetings.

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Warrantholders’ Request and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Registered Warrantholders signing such Warrantholders’ Request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Registered Warrantholders. If the Warrant Agent fails to so call a meeting within seven days after receipt of such written request of the Corporation or such Warrantholders’ Request and the indemnity and funding given as aforesaid, the Corporation or such Registered Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Vancouver or at such other place as may be approved or determined by the Warrant Agent.

7.2	Notice.

At least 21 days’ prior written notice of any meeting of Registered Warrantholders shall be given to the Registered Warrantholders in the manner provided for in Section 10.2 and a copy of such notice shall be sent by mail to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Registered Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Section 7.2.

7.3	Chairman.

An individual (who need not be a Registered Warrantholder) designated in writing by the Warrant Agent shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen minutes from the time fixed for the holding of the meeting, the Registered Warrantholders present in person or by proxy shall choose an individual present to be chairman.

7.4	Quorum.

Subject to the provisions of Section 7.11, at any meeting of the Registered Warrantholders a quorum shall consist of Registered Warrantholder(s) present in person or by proxy and representing at least 25% of the aggregate number of all the then outstanding Warrants. If a quorum of the Registered Warrantholders shall not be present within thirty minutes from the time fixed for holding any meeting, the meeting, if summoned by Registered Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting the Registered Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be representing at least 25% of all then outstanding Warrants.

7.5	Power to Adjourn.

The chairman of any meeting at which a quorum of the Registered Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6	Show of Hands.

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.7	Poll and Voting.

(1)	On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Registered Warrantholders acting in person or by proxy and representing in the aggregate at least 5% of the aggregate number of all the Warrants then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll.

(2)	On a show of hands, every person who is present and entitled to vote, whether as a Registered Warrantholder or as proxy for one or more absent Registered Warrantholders, or both, shall have one vote. On a poll, each Registered Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Warrant then held or represented by it. A proxy need not be a Registered Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

7.8	Regulations.

(1)	The Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make and from time to time vary such regulations as it shall think fit for the setting of the record date for a meeting for the purpose of determining Registered Warrantholders entitled to receive notice of and to vote at the meeting;

(2)	Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Registered Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Registered Warrantholders or proxies of Registered Warrantholders.

7.9	Corporation and Warrant Agent May be Represented.

The Corporation and the Warrant Agent, by their respective directors, officers, agents and employees and the Counsel for the Corporation and for the Warrant Agent may attend any meeting of the Registered Warrantholders.

7.10	Powers Exercisable by Extraordinary Resolution.

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Registered Warrantholders at a meeting shall, subject to the provisions of Section 7.11, have the power exercisable from time to time by Extraordinary Resolution:

(a)	to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Registered Warrantholders or the Warrant Agent in its capacity as warrant agent hereunder (subject to the Warrant Agent’s prior consent, acting reasonably) or on behalf of the Registered Warrantholders against the Corporation whether such rights arise under this Indenture or otherwise;

(b)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Registered Warrantholders;

(c)	to direct or to authorize the Warrant Agent, subject to Section 9.2(2) hereof, to enforce any of the covenants on the part of the Corporation contained in this Indenture or to enforce any of the rights of the Registered Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d)	to waive, and to direct the Warrant Agent to waive, any default on the part of the Corporation in complying with any provisions of this Indenture either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e)	to restrain any Registered Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Indenture or to enforce any of the rights of the Registered Warrantholders;

(f)	to direct any Registered Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Registered Warrantholder in connection therewith;

(g)	to assent to any change in or omission from the provisions contained in this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(h)	with the consent of the Corporation, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent or warrant agents to take the place of the Warrant Agent so removed; and

(i)	to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

7.11	Meaning of Extraordinary Resolution.

(1)	The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter provided in this Section 7.11 and in Section 7.14, a resolution proposed at a meeting of Registered Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy Registered Warrantholders holding at least 25% of the aggregate number of then outstanding Warrants and passed by the affirmative votes of Registered Warrantholders holding not less than 66 2/3% of the aggregate number of then outstanding Warrants at the meeting and voted on the poll upon such resolution.

(2)	If, at the meeting at which an Extraordinary Resolution is to be considered, Registered Warrantholders holding at least 25% of the aggregate number of then outstanding Warrants are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Registered Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. At the adjourned meeting the Registered Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 7.11(1) shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Registered Warrantholders representing at least 25% of the aggregate number of then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

(3)	Subject to Section 7.14, votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

7.12	Powers Cumulative.

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Registered Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Registered Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

7.13	Minutes.

Minutes of all resolutions and proceedings at every meeting of Registered Warrantholders shall be made and duly recorded in books, and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

7.14	Instruments in Writing.

All actions which may be taken and all powers that may be exercised by the Registered Warrantholders at a meeting held as provided in this Article 7 may also be taken and exercised by Registered Warrantholders holding at least 66 2/3% of the aggregate number of then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Registered Warrantholders in person or by attorney duly appointed in writing, and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

7.15	Binding Effect of Resolutions.

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 7 at a meeting of Registered Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Registered Warrantholders in accordance with Section 7.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

7.16	Holdings by Corporation Disregarded.

In determining whether Registered Warrantholders holding Warrants evidencing the entitlement to acquire the required number of Common Shares are present at a meeting of Registered Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Warrantholders’ Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation shall be disregarded in accordance with the provisions of Section 10.7.

ARTICLE 8

SUPPLEMENTAL INDENTURES

8.1	Provision for Supplemental Indentures for Certain Purposes.

From time to time, the Corporation (when authorized by action of the directors and the approval of any stock exchange) and the Warrant Agent may, subject to the provisions hereof and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	setting forth any adjustments resulting from the application of the provisions of Article 4;

(b)	adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Registered Warrantholders;

(c)	increasing the number of Warrants issuable under this Indenture;

(d)	giving effect to any Extraordinary Resolution passed as provided in Section 7.11;

(e)	making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Warrants on any stock exchange, provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Registered Warrantholders;

(f)	adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(g)	modifying any of the provisions of this Indenture, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Warrant Agent, relying on the advice of Counsel, such modification or relief in no way prejudices any of the rights of the Registered Warrantholders or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative; and

(h)	for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Warrant Agent, relying on the advice of Counsel, the rights of the Warrant Agent and of the Registered Warrantholders are in no way prejudiced thereby.

8.2	Successor Entities.

In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to or with another entity (“successor entity”), the successor entity resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation.

ARTICLE 9

CONCERNING THE WARRANT AGENT

9.1	Trust Indenture Legislation.

(1)	If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2)	The Corporation and the Warrant Agent agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

9.2	Rights and Duties of Warrant Agent.

(1)	In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own gross negligent action, wilful misconduct, bad faith or fraud under this Indenture.

(2)	The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Registered Warrantholders hereunder shall be conditional upon the Registered Warrantholders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and to hold harmless the Warrant Agent and its officers, directors, employees and agents, against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(3)	The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Registered Warrantholders, at whose instance it is acting to deposit with the Warrant Agent the Warrants Certificates held by them, for which Warrants the Warrant Agent shall issue receipts.

(4)	Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation.

9.3	Evidence, Experts and Advisers.

(1)	In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

(2)	In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Warrant Agent pursuant to a request of the Warrant Agent, or pursuant to any provision hereof or any Applicable Legislation.

(3)	Whenever it is provided in this Indenture or under Applicable Legislation that the Corporation shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Warrant Agent take the action to be based thereon.

(4)	The Warrant Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Warrant Agent.

(5)	The Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, accountant, appraiser, engineer or other expert or adviser, whether retained or employed by the Corporation or by the Warrant Agent, in relation to any matter arising in the administration of the agency hereof.

9.4	Documents, Monies, etc. Held by Warrant Agent.

(1)	Any monies, securities, documents of title or other instruments that may at any time be held by the Warrant Agent may be placed in the deposit vaults of the Warrant Agent or of any Canadian chartered bank listed in Schedule I of the Bank Act (Canada), or deposited for safekeeping with any such bank.

(2)	Any written direction for the investment or release of funds received shall be received by the Warrant Agent by 9:00a.m. (Toronto time) on the Business Day on which such investment or release is to be made, failing which such direction will be handled on a commercially reasonable efforts basis and may result in funds being invested or released on the next Business Day.

(3)	The Warrant Agent shall have no responsibility or liability for any diminution of any funds resulting from any investment made in accordance with this Indenture, including any losses on any investment liquidated prior to maturity in order to make a payment required hereunder.

(4)	In the event that the Warrant Agent does not receive a direction or only a partial direction, the Warrant Agent may hold cash balances constituting part or all of such monies and may, but need not, invest same in its deposit department, the deposit department of one of its affiliates, or the deposit department of a Canadian chartered bank; but the Warrant Agent, its affiliates or a Canadian chartered bank shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity.

9.5	Actions by Warrant Agent to Protect Interest.

The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Registered Warrantholders.

9.6	Warrant Agent Not Required to Give Security.

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the agency and powers of this Indenture or otherwise in respect of the premises.

9.7	Protection of Warrant Agent.

By way of supplement to the provisions of any law for the time being relating to Warrant Agent s it is expressly declared and agreed as follows:

(a)	the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representation contained in Section 9.9 or in the certificate of the Warrant Agent on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b)	nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c)	the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof;

(d)	the Warrant Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of its covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation; and

(e)	the Corporation hereby indemnifies and agrees to hold harmless the Warrant Agent, its affiliates, their current and former officers, directors, employees, agents, successors and assigns from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including legal fees and disbursements of whatever kind and nature which may at any time be imposed on or incurred by or asserted against the Warrant Agent, whether groundless or otherwise, arising from or out of any act, omission or error of the Warrant Agent, provided that the Corporation shall not be required to indemnify the Warrant Agent in the event of the gross negligence or wilful misconduct of the Warrant Agent, and this provision shall survive the resignation or removal of the Warrant Agent or the termination or discharge of this Indenture.

(f)	Notwithstanding the foregoing or any other provision of this Indenture, any liability of the Warrant Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Warrant Agent under this Indenture in the twelve (12) months immediately prior to the Warrant Agent receiving the first notice of the claim. Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

9.8	Replacement of Warrant Agent; Successor by Merger.

(1)	The Warrant Agent may resign its agency and be discharged from all further duties and liabilities hereunder, subject to this Section 9.8, by giving to the Corporation not less than 60 days’ prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Registered Warrantholders by Extraordinary Resolution shall have power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Registered Warrantholders; failing such appointment by the Corporation, the retiring Warrant Agent or any Registered Warrantholder may apply to a judge of the Supreme Court of the Province British Columbia on such notice as such judge may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Registered Warrantholders. Any new Warrant Agent appointed under any provision of this Section 9.8 shall be an entity authorized to carry on the business of a trust company in the Province of British Columbia and, if required by the Applicable Legislation for any other provinces, in such other provinces. On any such appointment the new warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent hereunder.

(2)	Upon the appointment of a successor Warrant Agent, the Corporation shall promptly notify the Registered Warrantholders thereof in the manner provided for in Section 10.2.

(3)	Any Warrant Certificates Authenticated but not delivered by a predecessor Warrant Agent may be Authenticated by the successor Warrant Agent in the name of the predecessor or successor Warrant Agent.

(4)	Any corporation in to which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Warrant Agent shall be a party, or any corporation succeeding to substantially the corporate trust business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as successor Warrant Agent under Section 9.8(1).

9.9	Conflict of Interest.

(1)	The Warrant Agent represents to the Corporation that at the time of execution and delivery hereof no material conflict of interest exists between its role as a Warrant Agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its agency hereunder to a successor Warrant Agent approved by the Corporation and meeting the requirements set forth in Section 9.8(1)). Notwithstanding the foregoing provisions of this Section 9.9(1), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

(2)	Subject to Section 9.9(1), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation without being liable to account for any profit made thereby.

9.10	Acceptance of Agency

The Warrant Agent hereby accepts the agency in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

9.11	Warrant Agent Not to be Appointed Receiver.

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

9.12	Warrant Agent Not Required to Give Notice of Default.

The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

9.13	Anti-Money Laundering.

(1)	Each party to this Agreement other than the Warrant Agent hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Agreement, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent’s prescribed form as to the particulars of such third party.

(2)	The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the other parties to this Indenture, provided (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

9.14	Compliance with Privacy Code.

The Corporation acknowledges that the Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Indenture and other services that may be requested from time to time;

(b)	to help the Warrant Agent manage its servicing relationships with such individuals;

(c)	to meet the Warrant Agent’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Warrant Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

The Corporation acknowledges and agrees that the Warrant Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Warrant Agent shall make available on its website or upon request, including revisions thereto. Further, the Corporation agrees that it shall not provide or cause to be provided to the Warrant Agent any personal information relating to an individual who is not a party to this Indenture unless the Corporation has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

9.15	Securities Exchange Commission Certification.

The Corporation confirms that it has either (i) a class of securities registered pursuant to Section 12 of the US Securities Exchange Act of 1934, as amended (the “Act”); or (ii) a reporting obligation pursuant to Section 15(d) of the Act, and has provided the Warrant Agent with an officers’ certificate in a form provided by the Warrant Agent certifying such reporting obligation and other information as requested by the Warrant Agent. The Corporation covenants that in the event that any such registration or reporting obligation shall be terminated by the Corporation in accordance with the Act, the Corporation shall promptly notify the Warrant Agent of such termination and such other information as the Warrant Agent may require at the time. The Corporation acknowledges that the Warrant Agent is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

ARTICLE 10

GENERAL

10.1	Notice to the Corporation and the Warrant Agent.

(1)	Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid or telecopied:

(a)	If to the Corporation:

Veris Gold Corp.

Suite 900 – 688 West Hastings Street

Vancouver, British Columbia

V6B 1P1

Attention: Corporate Secretary

Facsimile: 604 688-9426

(b)	If to the Warrant Agent:

Computershare Trust Company of Canada

3rd Floor, 510 Burrard Street

Vancouver British Columbia

V6C 3B9

Attention: General Manager, Corporate Trust

Facsimile: 604 661-9403

and any such notice delivered in accordance with the foregoing shall be deemed to have been received and given on the date of delivery or, if mailed, on the fifth Business Day following the date of mailing such notice or, if sent by facsimile or email, on the next Business Day following the date of transmission.

(2)	The Corporation or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in Section 10.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(3)	If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed, as provided in Section 10.1(1), or given by telecopy or other means of prepaid, transmitted and recorded communication.

10.2	Notice to Registered Warrantholders.

(1)	Unless otherwise provided herein, notice to the Registered Warrantholders under the provisions of this Indenture shall be valid and effective if delivered or sent by ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively received and given on the date of delivery or, if mailed, on the third Business Day following the date of mailing such notice.

(2)	If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Registered Warrantholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to such Registered Warrantholders to the address for such Registered Warrantholders contained in the register maintained by the Warrant Agent or such notice may be given, at the Corporation’s expense, by means of publication in the Globe and Mail, National Edition, or any other English language daily newspaper or newspapers of general circulation in Canada, in each two successive weeks, and any so notice published shall be deemed to have been received and given on the latest date the publication takes place.

10.3	Ownership of Warrants.

The Corporation and the Warrant Agent may deem and treat the Registered Warrantholders as the absolute owner thereof for all purposes, and the Corporation and the Warrant Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. The receipt of any such Registered Warrantholder of the Common Shares which may be acquired pursuant thereto shall be a good discharge to the Corporation and the Warrant Agent for the same and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

10.4	Counterparts.

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

10.5	Satisfaction and Discharge of Indenture.

Upon the earlier of:

(a)	the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation all Warrants theretofore Authenticated hereunder, in the case of Certificated Warrants or by way of standard processing through the book entry only system in the case of a CDS Global Warrant; or

(b)	the Expiry Time;

and if all certificates or other entry on the register representing Common Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Warrant Agent in accordance with such provisions, this Indenture shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

10.6	Provisions of Indenture and Warrants for the Sole Benefit of Parties and Registered Warrantholders.

Nothing in this Indenture or in the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Registered Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Registered Warrantholders.

10.7	Common Shares or Warrants Owned by the Corporation or its Subsidiaries – Certificate to be Provided.

For the purpose of disregarding any Warrants owned legally or beneficially by the Corporation, the Corporation shall provide to the Warrant Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

(a)	the names (other than the name of the Corporation) of the Registered Warrantholders which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation; and

(b)	the number of Warrants owned legally or beneficially by the Corporation; and the Warrant Agent shall be entitled to rely on such certificate without any additional evidence.

10.8	Severability

If, in any jurisdiction, any provision of this Indenture or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision will, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Indenture and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

10.9	Force Majeure

No party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

10.10	Assignment, Successors and Assigns

Neither of the parties hereto may assign its rights or interest under this Indenture, except as provided in Section 9.8 in the case of the Warrant Agent, or as provided in Section 8.2 in the case of the Corporation. Subject thereto, this Indenture shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

10.11	Rights of Rescission and Withdrawal for Holders.

Should a holder of Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the holder’s funds which were paid on exercise have already been released to the Corporation by the Warrant Agent, the Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the holder. In such cases, the Corporation, upon surrender to the Corporation or the Warrant Agent of any underlying shares that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Warrant Agent in writing, to cancel the exercise transaction and any such underlying shares on the register, which may have already been issued upon the Warrant exercise. In the event that any payment is received from the Corporation by virtue of the holder being a shareholder for such Warrants that were subsequently rescinded, the Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce that the funds are returned pursuant to this section. Notwithstanding the foregoing, in the event that the Corporation provides the refund to the Warrant Agent for distribution to the holder, the Warrant Agent shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf as of the date first written above.

VERIS GOLD CORP.

By:	(Signed) “Cameron Paterson”

Name: Cameron Paterson
Title: VP, Corporate Finance

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	(Signed) “Jennifer Wong”

Name: Jennifer Wong
Title: Corporate Trust Officer

By:	(Signed) “Nicole Clement”

Name: Nicole Clement
Title: General Manager

SCHEDULE “A”

FORM OF WARRANT

[If the warrant is the CDS Global Warrant, the following legend must be included]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO VERIS GOLD CORP. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OF PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREFOR IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

WARRANT CERTIFICATE

— WARRANTS TO PURCHASE COMMON SHARES

OF

VERIS GOLD CORP.

(the “Corporation”)

Certificate No. W2012-00—	[—]

CUSIP No. 92346R118

THIS IS TO CERTIFY THAT, for value received, — (the “holder”) is entitled to purchase, at any time before the Expiry Time, fully paid and non-assessable common shares (“Common Shares”) in the capital of the Corporation, as constituted on the date hereof, on the basis of one Common Share for each warrant (“Warrant”) represented hereby, at and for a purchase price of $2.35 per Common Share (the “Exercise Price”) at any time up to and including 4:00 p.m. (Vancouver time) on December 18, 2016 (the “Expiry Time”), subject, however, to the provisions and upon the terms and conditions hereinafter set forth and the warrant indenture between the Corporation and Computershare Trust Company of Canada, as warrant agent thereunder (the “Warrant Agent”), dated December 18, 2012 (the “Warrant Indenture”).

1. The right to purchase Common Shares hereunder may only be exercised during the period herein specified by:

(a)	completing, in the manner indicated, and executing the subscription form attached hereto as Schedule “A” (the “Exercise Notice”) for that number of Common Shares which the holder is entitled and wishes to purchase;

(b)

surrendering this warrant certificate (the “Warrant Certificate”) to Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 or 100 University Ave, Toronto ON, M5J 2Y1 (the “Warrant Agent”); and

(c)	paying the appropriate purchase price for the Common Shares subscribed for either by certified cheque, bank draft or money order payable to or to the order of the Corporation.

2. Upon surrender and payment as aforesaid, the Corporation will, subject to the terms hereof, issue or cause to be issued to the holder pursuant to the registration instructions in the Exercise Notice that number of Common Shares purchased and such person or persons will be shareholders of the Corporation in respect of such Common Shares as at the date of surrender and payment. As soon as practicable after surrender and payment, and in any event within five (5) days of receiving the Exercise Notice and such payment, the Warrant Agent will cause to be mailed to such person or persons, at the address or addresses specified in the Exercise Notice, a certificate or certificates evidencing the Common Shares subscribed for. If the holder subscribes for a lesser number of Common Shares than the number of Warrants held by such holder, the holder shall be entitled to receive a new Warrant certificate (substantially in the form hereof) representing the balance of Warrants which were not then exercised. No fractional Common Shares or Warrants shall be issued by the Corporation on exercise of the Warrants or any compensation for such fractional Common Shares or Warrants, if any.

The Warrants represented by this Warrant Certificate shall be deemed to have been surrendered only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to in Section 1(b) above.

3. The Warrants evidenced by this Warrant Certificate are exercisable at any time and from time to time up to and including, but not after, the Expiry Time, upon payment in the manner and at the place provided for above.

4. The Warrants evidenced hereby shall not be exercised by, or for the account or benefit of, any person in the United States or any “U.S. person” (a “U.S. Person”) as defined in Rule 902(k) of Regulation S under the U.S. Securities Act during any time that no registration statement under the U.S. Securities Act registering the Common Shares issuable upon the exercise of the Warrants evidenced hereby is effective, unless an exemption from the registration requirements of the U.S. Securities Act is available and such holder provides evidence of the availability of such exemption satisfactory to the Corporation and the Warrant Agent. During such time and prior to the Expiry Time, any person holding such Warrants that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person shall have the right to provide notice to the Corporation of their intent to exercise, at which time the Corporation shall, at its own discretion, permit such holder to exercise on a cashless basis such Warrant (provided that the Common Shares issued pursuant to such cashless exercise shall not be subject to any transfer restrictions in the United States or Canada) or redeem such Warrants in accordance with the terms of the Warrant Indenture.

5. Nothing contained herein shall confer on the holder or any other person any right to purchase Common Shares or any other securities of the Corporation at any time after the Expiry Time and, from and after such time, these Warrants and all rights hereunder shall be void and of no value.

6. The holder shall have no rights whatsoever as a shareholder (including any rights to receive dividends or other distribution to shareholders or to vote at a general meeting of shareholders of the Corporation) other than in respect to Common Shares in respect of which the holder shall have exercised its right to purchase hereunder and which the holder shall have actually taken up and paid for.

7. Upon the receipt of evidence satisfactory to the Corporation and the Warrant Agent of the loss, theft, destruction or mutilation of this Warrant Certificate and upon delivery of a surety bond satisfactory to the Corporation and the Warrant Agent (or, in the case of mutilation, upon surrender of this Warrant Certificate), the Corporation will issue or cause to be issued to the holder a replacement certificate representing these Warrants (containing the same terms and conditions as this Warrant Certificate).

8. The Corporation represents and warrants that it will well and truly perform and carry out all of the acts and things required to be done by it provided in the Warrant Indenture and Warrant Certificate, that it is duly authorized to create and deliver these Warrants and to issue the Common Shares that may be issued hereunder and that these Warrants, when signed by the Corporation as herein provided, will be a valid obligation of the Corporation enforceable against the Corporation in accordance with the provisions hereof. The Corporation hereby covenants and agrees that, subject to the provisions hereof, it will cause the Common Shares from time to time duly subscribed for and purchased in the manner herein provided, and the certificates evidencing such Common Shares, to be duly issued and delivered without violation of any applicable law or requirements of any stock exchange or over-the-counter market on which the Common Shares are traded, and that at all times up to and including the Expiry Time, while these Warrants remain outstanding, it shall have sufficient authorized share capital and reserve if necessary under applicable law that number of Common Shares necessary to satisfy its obligations hereunder should the holder determine to exercise the right in respect of all the Common Shares for the time being purchasable pursuant to these Warrants. Certificates for Common Shares issued and delivered upon the exercise of these Warrants shall be made without charge to the holder (save and except for the payment of the Exercise Price) and may bear such legend or legends as to restrictions on transfer as may be considered necessary by the Corporation and its counsel, acting reasonably. All Common Shares issued upon the exercise of the right of purchase herein provided (upon payment therefor of the amount at which such Common Shares may at the time be purchased pursuant to the provisions hereof), shall be issued as fully paid and non assessable Common Shares and the holders thereof shall not be liable to the Corporation or its creditors in respect thereof.

9. If, in the opinion of counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator or any other step is required under any applicable laws before the Common Shares may be issued or delivered to the holder or resold by such holder, the Corporation covenants that it will use its reasonable best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

10. Subject to any restriction under applicable law or policy of any applicable regulatory body, the Warrants represented by this Warrant Certificate and the rights thereunder are transferable by the registered holder hereof, upon completion and execution of the Form of Transfer attached hereto as Schedule “B” and in accordance with instructions as set out in the attached Schedule “B”. If less than all Warrants represented by this Warrant Certificate surrendered are transferred, the holder shall be entitled to receive a certificate on identical terms as this Warrant Certificate in respect of that number of Warrants which the holder has not transferred.

11. The Corporation will promptly advise the holder and the Warrant Agent in writing of any default under the terms of this Warrant Certificate and the Warrant Indenture.

12. The Corporation will give written notice of the issue of Common Shares pursuant to the exercise of Warrants, in such detail as may be required, to each securities administrator in each jurisdiction in which there is legislation requiring the giving of any such notice.

13. Warrant Certificates may be exchanged for certificates in any other denomination representing in the aggregate an equal number of Warrants as the number of Warrants represented by the Warrant Certificate(s) being exchanged. The Corporation shall sign all certificates necessary to carry out the exchanges contemplated herein. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent and cancelled.

14. The Corporation will do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as may be reasonably required for the better accomplishing and effecting of the intentions and provisions of this Warrant Certificate.

15. Time shall be of the essence hereof.

16. As used in this Warrant Certificate “Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia and Toronto, Ontario are not open for business.

17. This Warrant Certificate shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

18. The parties hereto acknowledge and confirm that they have requested that this Warrant Certificate as well as all notices and other documents contemplated hereby be drawn up in the English language. Les parties aux présentes reconnaissent et confirment qu’elles ont convenu que la présente convention ainsi que tous les avis et documents qui s’y rattachent soient rédigés dans la langue anglaise.

19. This Warrant Certificate shall not be valid for any purpose whatsoever until signed by the Corporation.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate representing the Warrants to be signed by a duly authorized officer.

DATED the [—].

VERIS GOLD CORP.

By:
Authorized Signing Officer

By:
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA, as Warrant Agent

By:
Authorized Signatory

SCHEDULE “A” TO WARRANT CERTIFICATE

EXERCISE NOTICE

TO:	VERIS GOLD CORP.

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9

OR TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, 100 University Ave, Toronto ON, M5J 2Y1

The undersigned, being the registered holder of the enclosed Warrant Certificate, does hereby irrevocably exercise the right to acquire _______________Common Shares of VERIS GOLD CORP. (the “Corporation”) (or such number of other securities or property to which this Warrant entitles the undersigned in lieu thereof or in addition thereto under the provisions of the Warrant Certificate).

The undersigned hereby irrevocably directs that the said Common Shares be issued and delivered as follows:

Name(s) in Full	Address(es)	Number of Common Shares

Please print full name in which certificates representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all eligible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.

Once completed and executed, this Exercise Form must be mailed or delivered to Computershare Trust Company of Canada, c/o General Manager, Corporate Trust.

DATED this _____ day of ____________________ ,__________ .

Signature of holder

Name of holder

Name and Title of Signatory, if holder is not an individual

☐ Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Warrant Agent.

Notes:

1.	If required by the transfer agent of the Corporation, the signature above will be required to be guaranteed by a Canadian Schedule I Chartered Bank or an eligible guarantor institution with membership in an approved Medallion signature guarantee.

2.	In the United States, signature guarantees must be executed by members of a “Medallion Signature Guarantee Program” only.

NOTICE OF INTENT TO EXERCISE FORM

Notice to Warrantholders: This Notice of Intent to Exercise Form is to be used only by U.S. Persons, persons in the United States, or persons exercising for the account or benefit of U.S. Persons or persons in the United States at a time when there is no effective registration statement under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), registering the common shares issuable upon exercise of the Warrants to which this Notice of Intent to Exercise Form relates. Warrantholders who submit this Notice of Intent to Exercise Form may be required by the Corporation or the Warrant Agency to provide evidence such Warrantholder is, or is acting for the account or benefit of, a U.S. Person or in the United States.

By providing this Notice of Intent to Exercise Form, the Warrantholder will be permitted, at the election of the Corporation, to either (i) undertake a cashless exercise of the Warrants or (ii) redeem the Warrants for cash, each pursuant to the conditions of the Warrant Indenture. Please review Section 3.10 of the Warrant Indenture for further information regarding this Notice of Intent to Exercise Form.

TO: Veris Gold Corp. and Computershare Trust Company of Canada

The undersigned hereby provides notice to Veris Gold Corp. (the “Corporation”) and Computershare Trust Company of Canada (the “Warrant Agency”) of the undersigned’s intent to exercise the right to acquire Common Shares of the Corporation (or such number of other securities or property to which such Warrants entitle the undersigned in lieu thereof or in addition thereto under the provisions of the Warrant Indenture referred to in the accompanying Warrant Certificate).

Number of Warrants Exercised:

If the Corporation selects a cashless exercise of the Warrants (as provided below), the Common Shares (or other securities or property) are to be issued as follows:

Name:

Address in full:

Social Security Number:

Number of Common Shares:

If the Corporation selects redemption of the Warrants (as provided below), the cheque in the amount of money as determined in the provisions of the Warrant Indenture is to be delivered to the following address:

Name:

Address in full:

Social Security Number:

Note: If further nominees intended, please attach (and initial) a schedule giving these particulars.

Signature Guaranteed by a Canadian Schedule I Chartered Bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.	(Signature of Warrant holder)

(Print Name)

(Print Address)

Instructions and Acknowledgements:

1.	By completing this form and surrendering this form and the Warrant Certificate representing the Warrants to Computershare Trust Company of Canada at its principal office at Toronto, Ontario or Vancouver, British Columbia, the Warrantholder is providing notice to the Warrant Agency of its intent to exercise the Warrants at a time when there is no effective registration statement under the U.S. Securities Act registering the Common Shares issuable upon such exercise. Pursuant to the provisions of Section 3.10 of the Warrant Indenture, the Warrant Agency shall notify the Corporation of the Warrantholder’s intent to exercise.

2.	The Warrantholder acknowledges that upon notice to the Corporation of the Warrantholder’s intent to exercise the Warrants, the Corporation shall elect, at its sole discretion, whether the exercise of the Warrants is to be by (i) a cashless exercise of the Warrants or (ii) a redemption of the Warrants for cash.

3.	The Warrantholder acknowledges that the Corporation or the Warrant Agency may request evidence that the Warrantholder is a U.S. Person, a person in the United States, or is exercising for the account or benefit of a U.S. Person or person in the United States.

4.	If the Notice of Intent to Exercise Form indicates that, upon election of the Corporation for a cashless exercise, Common Shares are to be issued to a person or persons other than the registered holder of the Warrant Certificate, the signature of such holder on the Exercise Form must be guaranteed by an authorized officer of a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion program, or a member of the Stock Exchange Medallion Program.

5.	If the Notice of Intent to Exercise Form is signed by a Warrant Agent, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a judiciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Corporation.

6.	In the United States, signature guarantees must be executed by members of a “Medallion Signature Guarantee Program” only.

SCHEDULE “B” TO WARRANT CERTIFICATE

FORM OF TRANSFER

TO:	VERIS GOLD CORP. (the “Corporation”)

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

FOR VALUE RECEIVED, the undersigned hereby sells, transfers and assigns to _______________________________, of _____________________________________ _________________________________ Warrants of the Corporation registered in the name of the undersigned on the records of the Corporation represented by the attached certificate, and irrevocably appoints _________________________ as the attorney of the undersigned to transfer the said securities on the books or register of transfer with full power of substitution.

DATED the __________________day of ____________________, __________.

Signature Guaranteed by a Canadian Schedule I Chartered Bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.	(Signature of Warrant holder)

(Print Name)

(Print Address)

Instructions:

1. Signature of the Warrant holder must be the signature of the person appearing on the face of this Warrant Certificate.

2. If the Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Corporation.

3. The signature on the Transfer Form must be guaranteed by a Canadian Schedule I Chartered Bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

4. In the United States, signature guarantees must be executed by members of a “Medallion Signature Guarantee Program” only.

5. Warrants shall only be transferable in accordance with applicable laws. The transfer of Warrants to a purchaser not resident in a designated province may result in the Common Shares obtained upon the exercise of the Warrants (whether after or before obtaining receipts for a final prospectus relating to the distribution of Common Shares upon exercise of Warrants) not being freely tradeable in the jurisdiction where such purchaser is resident.

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

—	Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

—	Canada: A Signature Guarantee obtained from the Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guarantee” Stamp) obtained from an authorized officer of a major Canadian Schedule 1 chartered bank.

—	Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.